Exhibit 99.1

Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Marshall Koval, certify that:

1.             I have reviewed this annual report on Form 40-F/A of Northern Peru Copper Corp.;

2.             Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Date: October 22, 2007

/s/ Marshall Koval
	By:	Marshall Koval
	Title:	Chief Executive Officer

I, Sandra Lim, certify that:

1.             I have reviewed this annual report on Form 40-F/A of Northern Peru Copper Corp.;

2.             Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Date: October 22, 2007

/s/ Sandra Lim
	By:	Sandra Lim
	Title:	Chief Financial Officer